June 7, 2005

Mail Stop 4-8

Scott W. Hamer
Vice President and CFO
Community Financial Shares, Inc.
357 Roosevelt Road
Glen Ellyn, Illinois 60137

RE:	Community Financial Shares, Inc.
	Registration statement on Form 10, filed May 2, 2005
	File number 0-51296

Dear Mr. Hamer:

      We have reviewed the above referenced filing and related
1934
filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in preparing your disclosure in compliance with the applicable requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Form 10
1. Please provide the recent sales information called for by Item
10
of the Form 10 instructions or advise us why this is not required.

Form 10-K, filed May 5, 2005
Business - page 1
2. Please describe your market area for a reader who is unfamiliar with it. For example, identify its geographic location, including association with any major metropolitan area, indicate population size and average income information and any material trends in these figures, and identify any principal employer or type of employer.

Common Stock Price and Dividend History - page 9
3. Please indicate the source of your high and low quotations.
Refer
to Item 201 (a)(iii) of Regulation S-K.

Item 6.  Selected Financial Data - page 10
4. In the Selected financial ratios section of the table, please consider including the ratio of the allowance for loan losses to total assets and the ratio of the allowance for loan losses to nonperforming assets.

Management`s Discussion and Analysis of Financial Condition and Results of Operations - page 11
5. Reliance upon the safe harbor provision referenced in the second paragraph is not available if the company`s termination of registration in October 2003 was correct. The safe harbor protections are applicable only to issuers that, at the time the statement is made, are subject to the reporting requirements of section 13(a) or section 15(d). Please revise your Form 10 and your
Form 10-K to remove the references to the safe harbor provisions in the Private Securities Litigation Reform Act of 1995.

Average Assets and Liabilities - page 12
6. Please correct the reference in the first line to "consistent growth in deposits." We note from the third paragraph and the audited financial statements that deposits declined. Where appropriate, discuss the reasons for this decline.

Contractual Obligations - page 25
7. We note your disclosure that purchase obligations have no material impact on your cash flow or liquidity and, accordingly, have not been included in the contractual obligations table. We also note the disclosure in Note 5 to your consolidated financial statements that at December 31, 2004, you estimated costs to complete construction of a branch facility at $900,000. Please revise your filing to include purchase obligations associated with the new branch facility or tell us why you believe that costs to complete this facility are not considered purchase obligations in accordance with Item 303
(a)(5)(ii)(D) of Regulation S-K.

Financial Statements
Report of Independent Registered Public Accounting Firm - page 30
8. Please revise your filing to indicate the city and state where the
Independent Accountants` Report was issued and the date on which the report was issued, as required by Rule 2-02 of Regulation S-X.

Consolidated Statements of Stockholders` Equity - page 33
9. During 2004, you purchased 1.2 million of your own shares for $48,000 (approximately $25 per share). Please tell us how you determined the purchase price for these shares, particularly in light of the high and low bid prices for your common stock that you disclose on page 9.

10. As a related matter, please revise to clarify whether the 1.2 million shares repurchased were immediately retired or if they are being held in treasury accounts.

Note 1 - Nature of Business and Summary of Significant Accounting
Policies - page 35

11. Please revise to clarify your loans and loan income accounting policy to clearly disclose whether loans 90 days past due and accruing are well-secured and in the process of collection.

Note 3 - Securities Available for Sale - page 38

12. We note your disclosure that securities classified as U.S. government agencies include notes issued government sponsored enterprises. Please revise your filing to clarify that such notes are not guaranteed by the full faith and credit of the U.S. government. Consider revising future filings to segregate investments in government sponsored enterprises (not guaranteed by the U.S. government) from investments in other U.S. government agencies.





Option Exercises in 2004 - page 56

13. Since you do not have a complete reporting history for option grants, in footnote 2 please provide the number of in-the-money-options and the option exercise prices used.

Compensation of Directors - page 56
14. In the first sentence, note the total number of board meetings held during 2004. With respect to the director`s retainer retirement program, please revise the description to give shareholders an understanding of the dollar amounts that will be paid to their directors under this program.

Signature Page - page 62
15. The signature requirements for the form require that you identify the person serving in the capacity of principal accounting officer.

General
16. Please advise us as to the basis for termination of the company`s
1934 Act reporting in October 2003. We note that at the time you apparently had 465 shareholders but more than $10 million in assets.


*   *   *   *   *


Closing Comments

      As appropriate, please amend your Form 10-K and respond to related Form 10-K comments within 10 business days or tell us when you will provide us with a response. Please also consider these comments when preparing your revised Form 10. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your filings and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Lisa Haynes, Staff Accountant at 202-551-
3424,
or John Nolan, Senior Accountant, at 202-551-3492, if you have questions regarding the accounting comments and any related matters.
Please contact David Lyon, Senior Financial Analyst, at 202-551-
3421
or me at 202-551-3418 with any other questions.

					Sincerely,



					William Friar
					Senior Financial Analyst



By fax: Scott Hamer
             630-545-0399

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S.W. Hamer
Community Financial Shares, Inc.
June 7, 2005
Page 5